ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

Phone: 617-951-7000

Fax: 617-951-7050

November 23, 2011	Adam M. Schlichtmann
617-951-7114
Adam.Schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Alternative Alpha Fund (the “Fund”) (File Nos. 333-178146 and 811-22634)

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of Blackstone Alternative Alpha Fund, a Massachusetts business trust.

Pursuant to Section 6 of the Securities Act, the Registration Fees have been calculated and transmitted, in the amount of $57,300, to the designated lockbox at U.S. Bank in St. Louis, Missouri.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7114.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann
Enclosures

cc:	Scott Sherman, Esq., Blackstone Alternative Asset Management L.P.
James	E. Thomas, Esq.